July 22, 2016

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Ms. Loan Lauren P. Nguyen
Mr. Karl Hiller
Ms. Jenifer Gallagher
Mr. Jason Langford

Re:	Par Pacific Holdings, Inc.
Registration Statement on Form S-3
Filed June 17, 2016
File No. 333-212107
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 3, 2016
File No. 1-36550

Dear Ladies and Gentlemen:

This letter is in response to your letter dated July 14, 2016, to Par Pacific Holdings, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Registration Statement on Form S-3 (the “Initial Registration Statement”) and Annual Report on Form 10-K for the Year Ended December 31, 2015 (the “Form 10-K”). For your convenience, the response is preceded by the Staff’s comment. The Company is also sending to the Staff, by Federal Express, copies of the amended Registration Statement, as filed today with the Commission (the “Amended Registration Statement” and, together with the Initial Registration Statement, the “Registration Statement”), marked to show changes from the Initial Registration Statement.

U.S. Securities and Exchange Commission

July 22, 2016

Registration Statement on Form S-3

1.	Please be advised that we will not be in a position to accelerate the effectiveness of your registration statement until you also resolve all comments on your Form 10-K for the fiscal year ended December 31, 2015.

Response. The Company respectfully acknowledges the Staff’s comment.

Prospectus Cover Page

2.	Please include in your next amendment all information not permitted to be omitted by Securities Act Rule 430A. We note that you have omitted the number of common shares that holders of subscription rights will be entitled to purchase per subscription right.

Response. In response to the Staff’s comment and as discussed with the Staff, the Company respectfully notes that the information that was omitted from the Registration Statement (including the number of shares of common stock that holders of subscription rights will be entitled to purchase per subscription right) is “dependent upon the offering price” and “the terms of the securities dependent upon the offering date” as contemplated by Securities Act Rule 430A and will be included in the final prospectus to be filed with the Commission pursuant to Securities Act Rule 424(b). The number of shares of common stock that holders of subscription rights will be entitled to purchase per subscription right (Shares per Right) is dependent on (i) the proposed size of the rights offering in dollars (Size of Offering) (which is expected to be $50 million), (ii) the number of shares of common stock outstanding on the record date (Shares Outstanding) (which will not be known until the day before the launch of the rights offering) and (iii) the exercise price of the subscription right (Exercise Price) (which is expected to be determined by the Company’s board of directors at the same time as it sets the record date), and is determined pursuant to the following formula:

Shares per Right = Size of Offering / Shares Outstanding / Exercise Price

As Shares per Right is dependent on both Shares Outstanding and Exercise Price, the Company believes this information is permitted to be omitted by Securities Act Rule 430A.

Selling Rightsholders, page 66

3.	We note your inclusion of a “Selling Rightsholders” table. However, the purpose of this table is unclear and the table appears to be missing certain information contemplated within the immediately preceding narrative discussion about the table. Please refer to Item 507 of Regulation S-K. Additionally, the inclusion of the Selling Rightsholders table appears inconsistent with the description of the offering throughout the prospectus. Please revise or explain.

U.S. Securities and Exchange Commission

July 22, 2016

Response. As discussed with the Staff, the Selling Rightsholders table was included in the prospectus in order to permit the Selling Rightsholders that may be deemed to be affiliates of the Company to freely resell and transfer the transferrable subscription rights. In response to the Staff’s comment, the Company has revised the Selling Rightsholders table in the Registration Statement to add an additional column setting forth the number of subscription rights to be owned by each Selling Rightsholder after completion of the rights offering and has revised Plan of Distribution to further clarify the purpose of the “Selling Rightsholders” table.

United States Federal Income Tax Considerations, page 69

4.	We note the disclosures on page 70 that certain holders of your common stock will not recognize taxable income in connection with the receipt of the subscription rights. In this regard, the tax consequences described on pages 70-71 appear material to shareholders. We further note the statement on page 73 that certain tax matters will be passed upon for you by legal counsel. As such, please file a tax opinion on the material U.S. federal income tax consequences of the transaction. Please refer to Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin No. 19.III.A.2.

Response. The Company notes that the law governing whether the receipt of subscription rights is taxable or tax-free is complex and its application in this offering is uncertain. Because of this uncertainty, legal counsel cannot render an opinion to the effect that the receipt of subscription rights will be tax-free to holders of our common stock. As such, the disclosure under United States Federal Income Tax Considerations, as well as the associated risk factor on page 26 of the prospectus, discloses the uncertainty and describes the position the Company intends to take, as well as the tax consequences if the Company’s position is successfully challenged. In response to the Staff’s comment, the Company has revised such disclosure and risk factor to further note that legal counsel will not be rendering an opinion regarding the application of these rules.

Incorporation of Certain Information by Reference, page 73

5.	We note you have incorporated by reference the Form 8-K that you filed on June 15, 2016, along with the financial statements of Hermes Consolidated, LLC, for the latest fiscal year and most recent interim period, although this does not include the pro forma financial information that would ordinarily be provided to comply with Article 11 of Regulation S-X. Please tell us your plan to provide this information.

U.S. Securities and Exchange Commission

July 22, 2016

Response. The Company informs the Staff that the financial statements of Hermes Consolidated, LLC (“Hermes”) filed with the Company’s Form 8-K on June 15, 2016 were filed for informational purposes only prior to the consummation of the acquisition of Hermes, which recently occurred on July 14, 2016. The Company will comply with the requirements under Item 2.01 of Form 8-K to file the financial statements of Hermes and the related pro forma financial information after the Registration Statement is declared effective and no later than the deadline for filing such information as set forth in Form 8-K, which for this acquisition is September 29, 2016. Section 2040.1 of the Division of Corporation Finance’s Financial Reporting Manual provides that if a recent or probable acquisition is less than or equal to 50 percent significant, financial statements of the acquired entity that may otherwise have been required need not be included unless the registration statement is declared effective 75 days or more after the acquisition is consummated. The Company supplementally informs the Staff that the results of the three significance tests are as follows: (i) Investment – 30%, (ii) Asset – 29% and (iii) Pre-tax Income– (15%), all of which fall below the 50% threshold for inclusion.

Form 10-K for Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Results of Operations, page 42

6.	We note you identify gross margin as a non-GAAP measure and define it as revenues less cost of revenues, excluding depletion, depreciation and amortization. As gross margin is a defined GAAP term, you should either retitle your measure, consistent with Item 10(e)(1)(ii)(E) of Regulation S-K, or revise your computations to include all costs of revenues in the measures that you identify as gross margin.

Response. The Company will revise its presentation in future filings (including its upcoming Form 10-Q for the quarter ended June 30, 2016) to comply with the Staff’s comment by retitling “gross margin” as “Adjusted Gross Margin” as set forth on Exhibit A attached hereto, which shows revisions to the existing disclosure in the Form 10-K.

7.	You provide a discussion of gross margin under this section without a corresponding discussion of underlying revenues and cost of revenues. Revise your presentation to address revenues and costs of revenues, on a consolidated basis and by segment, consistent with requirements of Item 303(a) and Instruction 1 to paragraph 303(a) of Regulation S-K and the guidance in Section 501.12.b of the Financial Reporting Codification.

Response. The Company will revise its presentation in future filings (including its upcoming Form 10-Q for the quarter ended June 30, 2016) to comply with the Staff’s

U.S. Securities and Exchange Commission

July 22, 2016

comment by presenting revenues and cost of revenues, on a consolidated basis and by segment, as set forth on Exhibit A attached hereto, which shows revisions to the existing disclosure in the Form 10-K.

8.	We note that you report segment operating income (loss) as the measure utilized by your chief operating decision maker to assess performance and allocate resources in Note 19 on page F-46. We further note that you present it as the most directly comparable measure to the non-GAAP measure gross margin. In view of these factors, explain to us how you have considered addressing these segment measures of profitability in your MD&A.

Response. The Company will revise its presentation in future filings (including its upcoming Form 10-Q for the quarter ended June 30, 2016) to comply with the Staff’s comment by presenting and discussing segment operating income (loss) as set forth on Exhibit A attached hereto, which shows revisions to the existing disclosure in the Form 10-K.

9.	We note that you disclose the non-GAAP measure gross margin individually by segment, each of which represents a distinct non-GAAP measure that requires reconciliation. Accordingly, expand your reconciliation of gross margin to provide a reconciliation separate reconciliations for each segment and on a consolidated basis.

Response. The Company will revise its presentation in future filings (including its upcoming Form 10-Q for the quarter ended June 30, 2016) to comply with the Staff’s comment by retitling “gross margin” as “Adjusted Gross Margin” and inserting a reconciliation to operating income (loss) by segment as set forth on Exhibit A attached hereto, which shows revisions to the existing disclosure in the Form 10-K.

10.	When multiple factors contribute to a change in a financial statement line item between periods, please quantify the amount attributable to each material factor, consistent with Item 303(a)(3) and Instructions 2, 3 and 4 to paragraph 303(a) of Regulation S-K, and the guidance in Section 501.04 of the Financial Reporting Codification.

Response. The Company will revise its presentation in future filings (including its upcoming Form 10-Q for the quarter ended June 30, 2016) to comply with the Staff’s comment by quantifying the amount attributable to each material factor as set forth on Exhibit A attached hereto, which shows revisions to the existing disclosure in the Form 10-K.

11.	We note your disclosures under this heading, the corresponding section of your subsequent interim report and the press releases corresponding to these periods, and have the following observations, relative to the updated Compliance and Disclosure Interpretations (C&DI), issued May 17, 2016.

U.S. Securities and Exchange Commission

July 22, 2016

•	Various tabulations and narratives result in non-GAAP measures being presented with greater prominence than GAAP measures, which is inconsistent with C&DI 102.10.

•	Your non-GAAP reconciliations begin with non-GAAP segment measures rather than GAAP measures, which is inconsistent with C&DI 102.10.

•	Your tabulation of non-GAAP segment gross margins is not preceded by any comparable tabulation of segment GAAP measures of operating income (loss), which is inconsistent with C&DI 102.10.

Please review this guidance when preparing your next periodic filing and earnings release.

Response. The Company will revise its presentation in future filings (including its upcoming Form 10-Q for the quarter ended June 30, 2016 and related earnings release) to comply with the Staff’s comment by presenting GAAP measures with equal or greater prominence than non-GAAP measures, beginning reconciliations with GAAP measures instead of non-GAAP measures and presenting a tabulation of segment GAAP measures before non-GAAP measures as set forth on Exhibit A attached hereto, which shows revisions to the existing disclosure in the Form 10-K.

Please call the undersigned at (832) 916-3386 or Kelly Rosser, our Vice President and Chief Accounting Officer, at (832) 916-3356, as applicable, with any additional comments or questions you may have.

Very truly yours,

/s/ J. Matthew Vaughn
J. Matthew Vaughn Senior Vice President and General Counsel